Exhibit 3.1

Fifth Wall Acquisition Corp. III

(THE “COMPANY”)

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON MAY 17, 2023

The Chairman and Secretary of the Extraordinary General Meeting of the Company held on May 17, 2023 (the “Meeting”), hereby certifies that this is a true extract of the minutes of the Meeting:

1	Proposal No. 1 - The Extension Proposal

1.1	As special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) amending of the first sentence of Article 49.7 by deleting the following:

“In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall”

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by September 15, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall”; and

(b) amending Article 49.8(a) by deleting the following:

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or”

and replacing it with the following:

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by September 15, 2023, or such later time as the Members may approve in accordance with the Articles; or ”.

2	Proposal No. 2 - The Redemption Limitation Proposal

2.1	As a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) amending Article 49.2(b) by deleting the following words:

“, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination”;

(b) amending Article 49.4 by deleting the following words:

“, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination”;

(c) amending Article 49.5 by deleting in its entirety the following sentence:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”; and

(d) amending Article 49.8(b) by deleting in its entirety the following sentence:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

3	Voting

3.1	Proposals No. 1 and No. 2 to adopt the resolutions, were put to the Meeting and approved by the Shareholders.

Capitalised terms have the same meaning as defined in the minutes of the Meeting. Paragraph numbers of the extract do not correspond with those in the minutes of the Meeting.

IN WITNESS WHEREOF, the undersigned have executed these resolutions on the date first set forth above.

/s/ Brendan Wallace	/s/ Andriy Mykhaylovskyy
Brendan Wallace Chairman	Andriy Mykhaylovskyy Secretary